SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                           FORM 12b-25

                                 Commission File Number 0-20936

                   NOTIFICATION OF LATE FILING

    (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F
[ ] Form 10-Q [ ]
[ ] Form N-SAR

For Period Ended:       November 30, 1996
[ ] Transition report on From 10-K             [ ] Transition
Report on Form 10-Q
[ ] Transition Report on Form 20-F             [ ] Transition
Report on Form N-SAR
[ ] Transition Report on From 11-K

 Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I.  Registrant Information
DiversiFax, Inc.
Full name of registrant

Former name if applicable
39 Stringham Avenue
Address of principal executive office (Street and number)
Valley Stream, New York 11580
City, State and Zip Code

Part II.  Rule 12b-25 (b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[  ]    (a) The reasons described in reasonable detain in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report,
transition report on From 10-K, 20-F, 11-K or Form -SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]    (c) The account's statement or other exhibit required by
        Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Dr. Irwin A. Horowitz                                            (516)
               872-0650
                (Name)                                 (Area
code)   (Telephone number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                                                               DiversiFax,
Inc.
          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 27, 1997   By/s/ Irwin A. Horowitz
                                Irwin A. Horowitz, President

        Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention:

     Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).
Continuation - Form 12b-25

DiversiFax, Inc.

PART III - NARRATIVE


     The Registrant is unable to timely file its Form 10-KSB primarily due to changes in the Registrant's internal accounting personnel. In particular, the Chief Financial Officer of the Registrant who was hired in December 1995, left the Registrant in May 1996. Another Chief Financial Officer was hired by the Registrant in July 1996 but left the Registrant in August 1996. The Registrant has not yet replaced the Chief Financial Officer and is accordingly operating without such an officer.



PART IV - OTHER INFORMATION

     (3) At the present time, the Registrant anticipates that its revenues for fiscal year 1996 will be down by approximately 8-9% from revenues in fiscal year 1995.